NYCE COMPANIES, INC.
Audited Financial Statement

For The Period Ended December 31, 2020

Prepared Under Generally Accepted Accounting Principle (GAAP)

CONTENTS

CPA CFO Firm (Accounting Partner)
Taxconsultant.poojacpa@gmail.com
301 S. Park PO Box 200513, Helena, MT 59620-0513

Independent Auditor's Report

INDEPENDENT AUDITOR'S REPORT

TO THE NYCE COMPANIES, INC.

We have audited the accompanying financial statements (i.e., Balance Sheet, Profit and Loss Statement, Cash Flow Statement) of NYCE Companies, Inc. which comprise the statement of assets and liabilities as of Dec 31, 2020, and the related statements of support and revenue expenses and reconciliation of retained earnings for the period then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance to the Generally Acceptable Accounting Principle. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of NYCE Companies, Inc. in accordance with the GAAP auditing standards as describe by the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the statement of assets, liabilities and equity as of Dec 31, 2020, and its support and revenue, expenses and reconciliation of retained earnings for the period ended in accordance with the generally acceptable accounting principle and financial reporting requirements.

CPA CFO Firm (Accounting Partner)
Taxconsultant.poojacpa@gmail.com
301 S. Park PO Box 200513, Helena, MT 59620-0513

Other Reporting Requirements

In accordance to the above statement, we have also issued our report dated ***Nov 05, 2022*** on our consideration of NYCE Companies, Inc. internal control over financial reporting and on our tests of its compliance with certain provisions. The purpose of that report is to describe the scope of our testing of internal control over financial reporting and compliance and the results of that testing, and not to provide an opinion on internal control over financial reporting or on compliance. That report is an integral part of an audit performed in accordance with the GAAP standard, in considering NYCE Companies, Inc. with internal control over financial reporting and compliance.



Pooja Tejwani, CPA
Certified Public Accountant
Licensed# PAC-CPA-LIC-033536

NYCE COMPANIES, INC.
BALANCE SHEET
AS ON DECEMBER 31, 2020

	Note	Financial Year 2020 $
EQUITY AND LIABILITIES		
SHAREHOLDER EQUITY	1	6,469,858
RETAINED EARNING		-
NET INCOME/ (LOSS)		(115,755)
		6,354,103
CURRENT LIABILITIES		
CURRENT LIABILITIES	2	1,212,787
OTHER PAYABLE		-
		1,212,787
		7,566,890
ASSETS		
NON-CURRENT ASSETS	5	
FIXED ASSETS		4,965,000
		4,965,000
CURRENT ASSETS		
INVESTMENT	4	2,133,929
CASH IN HAND & BANK	3	467,961
		2,601,890
		7,566,890

NYCE COMPANIES, INC.
PROFIT & LOSS ACCOUNT
FOR THE PERIOD ENDED DECEMBER 31, 2020

	Note	Financial Year 2020 $
SALES/ OPERATING REVENUE		
Revenue	6	5,340,296
Discount		-
Net Sales/ Services		**5,340,296**
COST OF SALES/ OPERATING EXPENSES		
Operating Expenses	7	3,991,610
Gross Profit / (Loss)		**1,348,686**
ADMINISTRATIVE & SELLING EXPENSES	8	
Rehab Cost		12,906
Depreciation & Amortization		1,953,670
Finance Cost		1,691,043
Misc Expenses		6,157
Total Administrative and Selling Expenses		**3,663,776**
Operating Profit / (Loss)		**(2,315,090)**
Net Profit / (Loss)		**(2,315,090)**
Less: Income/Loss Attributable to Minority Interest 95%		(2,199,336)
Net Income Attributable to NYCE Companies, Inc.		**(115,755)**

NYCE COMPANIES, INC.
CASH FLOW STATEMENT
FOR THE PERIOD ENDED DECEMBER 31, 2020

	Financial Year 2020 $
CASH FLOW FROM OPERATING ACTIVITIES	
Profit before taxation	(2,315,090)
Adjustments of items not involving movements of cash:	
Depreciation	-
Bank charges	-
	-
Operating profit before working capital changes	(2,315,090)
Changes in Working Capital	
(Increase)/decrease in operating assets:	
Stock-in-trade	-
Reconciliation of Net Income to Net Cash Provided by Operations	2,044,569
	2,044,569
Cash generated from / (used in) operations	(270,521)
Net Cash Flow from / (used in) Operating Activities	(270,521)
CASH FLOW FROM INVESTING ACTIVITIES	
Net Cash Used for Investing Activities	(1,350,313)
Cash Flow From Investing Activities	(1,350,313)
CASH FLOW FROM FINANCING ACTIVITIES	
Net Cash Flow from Financing Activities	1,868,325
Cash Flow From Financing Activities	1,868,325
Net Increase/(Decrease) in Cash and Cash Equivalents	247,491
Cash and Cash Equivalents at the Beginning of the Period	220,470
Cash and Cash Equivalents at the End of the Period	467,961

The annexed notes form an integral part of these financial statements.

NYCE COMPANIES, INC.
CHANGES IN EQUITY
FOR THE PERIOD ENDED DECEMBER 31, 2020

	Common Stock	Additional Paid in Capital	Retained Earnings	TOTAL EQUITY
		---------- $ ----------		
Beginning Balance	-	-	-	-
Issuance of Common Stock	6,469,858	-	-	6,469,858
Net profit for the year	-	-	(115,755)	(115,755)
Balance as on December 31, 2020	6,469,858	-	(115,755)	6,354,103

NYCE COMPANIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED DECEMBER 31, 2020

		Financial Year 2020 $
1	**OWNER EQUITY**	
	Shareholders Equity	6,469,858
	Retained Earning	-
		6,469,858
2	**TRADE AND OTHER CURRENT LIABILITIES**	
	Current Liabilities	1,212,787
	Other Payable	-
		1,212,787
3	**CASH AND BANK BALANCES**	
	Cash in Hand and Bank	467,961
		467,961
4	**INVESTMENTS AND OTHER CURRENT ASSETS**	
	Investment	2,133,929
		2,133,929
5	**NON-CURRENT ASSETS**	
	Fixed Assets Net	4,965,000
		4,965,000

6	**Sales/ Revenue Net**	
	Sales/ Operating Revenue	5,340,296
	Discount	-
		5,340,296
7	**Cost of Sales/ Operating Expenses**	
	Operating Expenses	3,991,610
8	**Administrative and Selling Expenses**	
	Rehab Cost	12,906
	Depreciation & Amortization	1,953,670
	Finance Cost	1,691,043
	Misc Expenses	6,157
		3,663,776

Note: Detail notes please see next page.

CPA CFO Firm (Accounting Partner)
Taxconsultant.poojacpa@gmail.com
301 S. Park PO Box 200513, Helena, MT 59620-0513

NYCE COMPANIES, INC. (The Company)

Notes to the Financial Statements
For the Period Ended December 31, 2020

NATURE OF ACTIVITIES

NYCE Companies, Inc. (the "Company") was incorporated in the State of Delaware on January 8, 2020. The Company is located at 85 Broad St, 28th Fl., New York, NY 10004. The Company develops and operates tech-powered apartment buildings in NYC Metro and Philadelphia and Washington DC. Current projects include the first smart tech building in Jersey City, an AI-powered co-living building by Temple University, and the first minority-owned high rise in Jersey City. The Company's mission is to partner with 100,000 millennial investors to collectively own $1 billion of real estate.
The Company developed an app, enabling non-accredited investors to invest in the Company's portfolio, plus publicly-traded ETFs and REITs. The Company built a subscription community and maintains a strong social media presence across various platforms.

BASIS OF ACCOUNTING

The Company prepared the accompanying financial statements in conformity with cash basis accounting. The financial statements include the operations, assets, and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, necessary to fairly present the accompanying financial statements.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents.

OTHER ASSETS

Other assets include intellectual property, technology based on competitors' and comparable valuation.

CURRENT LIABILITIES

The Company considers all liabilities due within twelve months to be current liabilities. These include accrued interest.

REVENUE RECOGNITION

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

DUE TO RELATED PARTY

The Company does not hold any liabilities payable to related parties.

RISK AND UNCERTAINTIES

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2020 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company’s manufacturing, and effects the Company’s workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 in unknown and cannot be reasonably estimated as of December 31, 2020.

INCOME TAX

For U.S. federal income tax purposes, taxes related to income earned by the company represent obligations of the individual partners and members and have not been reflected in the statement of financial position.